FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a letter to the shareholders of Seanergy Maritime Holdings Corp. (the “Company”), the Notice of the Annual Meeting of Shareholders of the Company and the Proxy Statement for the Annual Meeting of Shareholders of the Company.  Attached hereto as Exhibit 2 is the Form of Proxy for the Annual Meeting of Shareholders of the Company.  Attached hereto as Exhibit 3 is a press release of the Company, dated July 13, 2011, announcing the date of the Annual Meeting of Shareholders of the Company.

EXHIBIT 1

                                    July 13, 2011

TO THE SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP.

Enclosed is a Notice of the Annual Meeting of Shareholders (the “Meeting”) of Seanergy Maritime Holdings Corp. (the “Company”) which will be held at the Company's executive offices at 1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece, on August 3, 2011 at 6:00 p.m. local time.

At the Meeting, holders of shares of the Company’s common stock (the “Shareholders”) will consider and vote upon proposals:

1	To elect two Class B Directors to serve until the 2014 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of PricewaterhouseCoopers, S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2011 (“Proposal Two”);

3.
To approve the adoption of an amendment to the Company’s Amended and Restated Articles of Incorporation increasing the aggregate number of shares of capital stock that the Company is authorized to issue to 525,000,000, consisting of 25,000,000 registered preferred shares, par value $0.0001 per share and 500,000,000 registered shares of common stock, par value $0.0001 per share (“Proposal Three”); and

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting.  Adoption of Proposal Two requires the vote of the holders of a majority of the shares attending and voting at the Meeting.  Adoption of Proposal Three requires the affirmative vote of the holders of a majority of all outstanding shares of the Company’s common stock eligible to attend and vote at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Dale Ploughman
Chief Executive Officer and
Chairman of the Board of Directors

1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece
Tel: +30 210 9638461 – e-mail: ir@seanergymaritime.com – www.seanergymaritime.com

SEANERGY MARITIME HOLDINGS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

July 13, 2011

NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock (the “Shareholders”) of Seanergy Maritime Holdings Corp. (the “Company”) will be held on August 3, 2011 at 6:00 p.m. local time, at the Company's executive offices at 1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece, (the “Meeting”) for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class B Directors to serve until the 2014 Annual Meeting of Shareholders;

2.	To approve the appointment of PricewaterhouseCoopers, S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2011;

3.
To approve the adoption of an amendment to the Company’s Amended and Restated Articles of Incorporation increasing the aggregate number of shares of capital stock that the Company is authorized to issue to 525,000,000, consisting of 25,000,000 registered preferred shares, par value $0.0001 per share and 500,000,000 registered shares of common stock, par value $0.0001 per share (“Proposal Three”); and

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on July 6, 2011 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on July 6, 2011.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Dale Ploughman
Chief Executive Officer and
Chairman of the Board of Directors
July 13, 2011
Athens, Greece

SEANERGY MARITIME HOLDINGS CORP.
1-3 PATRIARCHOU GRIGORIOU
16674 GLYFADA
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 3, 2011
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held at the Company's executive offices at 1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece on August 3, 2011 at 6:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about July 13, 2011.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 6, 2011 (the “Record Date”), the Company had outstanding 7,318,263 shares of common stock, par value $0.0001 per share (the “Common Shares”).  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such Common Shares on July 6, 2011.

One or more Shareholders present in person or by proxy at the Meeting, representing a majority of the capital stock of the Company issued and outstanding and entitled to vote thereat, shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the NASDAQ Global Market under the symbol “SHIP”, provided that the Common Shares are temporarily listed until July 25, 2011 on the NASDAQ Global Market under the symbol “SHIPD”, following the recent one-for-fifteen reverse split of the Company’s common stock that took effect on June 24, 2011.

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing at the Company’s executive offices at 1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS

The Board consists of seven directorships divided into three classes.  As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified.  The Board has nominated Dale Ploughman and Christina Anagnostara, each a Class B Director, for re-election as directors whose terms would expire at the 2014 annual meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
Dale Ploughman	63	Class B Director
Christina Anagnostara	39	Class B Director

Dale Ploughman has served as a member of the Board and the Company’s chief executive officer since May 20, 2008 and as the Chairman of the Board since July 21, 2010. He has over 46 years of shipping industry experience. Since 1999 Mr. Ploughman has been the chairman of the Bahamas Ship Owners Association, and from 2000 to 2005 he was the chairman of South African Marine Corporation (Pty) Ltd., a dry bulk shipping company based in South Africa. In addition, from 2005 to 2010, Mr. Ploughman served as president, chief executive officer and director of Golden Energy Marine Corp. Mr. Ploughman also serves as president and chief executive officer of numerous private shipping companies controlled by members of the Restis family. From 1989 to 1999, Mr. Ploughman was the president of Great White Fleet, a fleet owned by Chiquita Brands International Inc., which was one of the largest shipping carriers to and from Central America. Mr. Ploughman has previously worked as president and chief executive officer of Lauritzen Reefers A.S., a shipping company based in Denmark, the managing director of Dammers and Vander Hiede Shipping and Trading Inc., a shipping company based in the Netherlands and as the chairman of Mackay Shipping, a shipping company based in New Zealand. He holds degrees in Business Administration and Personnel Management and Master’s level Sea Certificates and was educated at the Thames Nautical Training College, HMS Worcester.

Christina Anagnostara has served as the Company’s chief financial officer since November 17, 2008 and as a member of the Board since December 2008. Prior to joining the Company, she served as chief financial officer and a board member for Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange, or AIM, since February 2007. Between 1999 and 2006, she was a senior manager at EFG Audit & Consulting Services, the auditors of the Geneva-based EFG Group, an international banking group specializing in global private banking and asset management. Prior to EFG Group, she worked from 1998 to 1999 in the internal audit group of Eurobank EFG, a bank with a leading position in Greece; and between 1995 and 1998 as a senior auditor at Ernst & Young Hellas, SA, Greece, the international auditing firm. Ms. Anagnostara studied Economics in Athens and has been a Certified Chartered Accountant since 2002.

Audit Committee.  The Board has established an Audit Committee, consisting of three members, which has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the rules of the NASDAQ Global Market and the U.S. Securities and Exchange Commission). The Audit Committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems. The members of the Audit Committee are Messrs. Dimitrios Panagiotopoulos, Dimitris Anagnostopoulos, and George Tsimpis, each of whom is an independent director.

Compensation Committee.  The Board has established a Compensation Committee, consisting of three members, which is responsible for reviewing and approving the compensation of our executive officers.  The members of the Compensation Committee are Messrs. Dimitrios Panagiotopoulos, George Taniskidis and George Tsimpis, each of whom is an independent director.

Nominating Committee.  The Board has established a Nominating Committee, consisting of three members, which is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.  The members of the Nominating Committee are Messrs. Elias Culucundis, Dimitrios Panagiotopoulos and George Tsimpis, each of whom is an independent director.

Shipping Committee.  The Board has established a Shipping Committee, which is responsible for considering and voting upon all matters involving shipping and vessel finance.  Transactions that involve the issuance of the Company’s securities or transactions that involve a related party, however, shall not be delegated to the Shipping Committee but instead shall be considered by the entire Board. The Shipping Committee is comprised of three directors. In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors on the Shipping Committee are nominated by certain of the Company’s shareholders who are affiliated with members of the Restis family and one of the directors on the Shipping Committee is nominated by a majority of the Board and is an independent member of the Board. The members of the Shipping Committee are Mr. Dale Ploughman and Ms. Christina Anagnostara, who are the Restis affiliate shareholders’ nominees, and Mr. Dimitrios Panagiotopoulos, who is the Board’s nominee.

Required Vote.  Adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of PricewaterhouseCoopers, S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2011.

PricewaterhouseCoopers, S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Adoption of Proposal Two requires the vote of the holders of a majority of the votes cast by the holders of shares attending and voting at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS, S.A. TO SERVE AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF THE AMENDMENT TO THE
COMPANY’S ARTICLES OF INCORPORATION

The Board of Directors is submitting for approval at the Meeting a proposed amendment to the Company’s Amended and Restated Articles of Incorporation that would increase the aggregate number of shares of capital stock that the Company is authorized to issue to five hundred and twenty five million (525,000,000), consisting of twenty five million (25,000,000) registered preferred shares with a par value of $0.0001 per share and five hundred million (500,000,000) registered shares of common stock with a par value of $0.0001 per share.  The Amended and Restated Articles of Incorporation currently authorize the issuance of an aggregate of five hundred and one million (501,000,000) registered shares, consisting of one million (1,000,000) registered preferred shares with a par value of $0.0001 per share and five hundred million (500,000,000) registered shares of common stock with a par value of $0.0001 per share.

The Board of Directors believes that an increase in the Company’s authorized share capital is in the best interests of the Company and its Shareholders because it will enable the Company to conduct future equity offerings.

Required Vote.  Approval of Proposal Three requires the affirmative vote of the holders of a majority of the votes cast by the holders of all outstanding shares of the Company’s common stock eligible to attend and vote at the Meeting.

Effect of abstentions.  Abstentions will count as a vote against Proposal Three.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH AMENDMENT UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Dale Ploughman
Chief Executive Officer and
Chairman of the Board of Directors

July 13, 2011
Athens, Greece

EXHIBIT 2

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy – Seanergy Maritime Holdings Corp.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP. TO BE HELD ON AUGUST 3, 2011

The undersigned hereby revokes all previous proxies relating to the shares covered hereby and acknowledges receipt of the notice and proxy statement relating to the Annual Meeting of Shareholders, the terms of which are incorporated herein by reference.

The undersigned hereby appoints Theodora Mitropetrou and Dimitrios Panagiotopoulos, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of Seanergy Maritime Holdings Corp. common stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of Seanergy Maritime Holdings Corp. to be held August 3, 2011 or any adjournment thereof, with all powers which the undersigned would possess if present at the meeting.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS SET FORTH HEREIN AS DIRECTED BY THE SHAREHOLDER, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” THE PROPOSALS.

(Continued, and to be marked, dated and signed, on the other side.)

ANNUAL MEETING PROXY CARD

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE

A  Proposals – The Board of Directors recommends a vote FOR all the nominees listed in Proposal 1 and FOR Proposals 2 and 3.

1.     Election of Directors.

01 – Dale Ploughman *	❒ For	❒ Withhold
02 – Christina Anagnostara *	❒ For	❒ Withhold

*To elect two Class B Directors to serve until the 2014 Annual Meeting of Shareholders.

2.	To approve the appointment of PricewaterhouseCoopers, S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2011
❒ For	❒ Against	❒ Abstain

3.
To approve the adoption of an amendment to the Company’s Amended and Restated Articles of Incorporation increasing the aggregate number of shares of capital stock that the Company is authorized to issue to 525,000,000, consisting of 25,000,000 registered preferred shares, par value $0.0001 per share and 500,000,000 registered shares of common stock, par value $0.0001 per share

❒ For	❒ Against	❒ Abstain

4.	To transact other business as may properly come before the meeting or any adjournment thereof.

B  Non-Voting Items

Change of Address – Please print new address below.

________________________
Meeting Attendance

Mark box to the right if you plan to attend the Annual Meeting	❒

C  Authorized Signatures – This section must be completed for your vote to be counted.  - Date and Sign Below

Please sign exactly as name appears herein.  Joint owners should each sign.  When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.

________________________
Signature 1 – Please keep signature within the box.

________________________
Signature 2 – Please keep signature within the box.

EXHIBIT 3

SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES
DATE FOR THE 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 13, 2011 - Athens Greece – Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIPD; SHIP.W) announced today that its annual general meeting of shareholders (the "Annual Meeting") will be held at the Company's executive offices at 1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece, on August 3, 2011 at 6:00 p.m. local time. The Company's shareholders of record as of the close of business on July 6, 2011 are entitled to vote at the Annual Meeting or any adjournment thereof.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 20 drybulk carriers (four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize vessels) with a total carrying capacity of approximately 1,293,693 dwt and an average fleet age of 13.5 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIPD" and "SHIP.W", respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chairman & Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)

/s/	Christina Anagnostara
By:	Christina Anagnostara
Chief Financial Officer

Dated: July 13, 2011

SK 26979 0001 1211682